Ex-99.g.1.B

Appendix B

Custody Agreement

This Appendix B to the Custody Agreement dated October 30, 1995, as amended, between UMB Bank, n.a. and Scout Funds, is amended and restated, March 24, 2014, to indicate that the series of Scout Funds listed below are covered by the Custody Agreement, and Scout Funds agrees, on behalf of each such series, to be bound by all terms and conditions in said agreement and any amendments thereto.

Scout Mid Cap Fund
Scout Small Cap Fund
Scout International Fund
Scout Global Equity Fund
Scout Core Bond Fund
Scout Core Plus Bond Fund
Scout Unconstrained Bond Fund
Scout Low Duration Bond Fund
Scout Emerging Markets Fund
Scout Equity Opportunity Fund

SCOUT FUNDS
/s/ Andrew J, Iseman
By: Andrew J. Iseman
Title: President

UMB BANK, N.A.
/s/ Michael Kaufhold
By: Michael Kaufhold
Title: Vice President